February 14, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	IMARA Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 8, 2019

CIK No. 0001672619

Ladies and Gentlemen:

On behalf of IMARA Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of common stock of the Company.

The Registration Statement is being filed in part to respond to comments contained in a letter, dated October 16, 2019 (the “Letter”), from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Rahul Ballal, the Company’s Chief Executive Officer, relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Exhibits

1.

We note that your disclosure on page 64 that the exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. The disclosure also indicates that the provision is limited to proceedings under Delaware statutory or common law. Paragraph 12 of your form of restated certificate of

Securities and Exchange Commission

Division of Corporation Finance

February 14, 2020

incorporation, filed as Exhibit 3.3, only references the Exchange Act and does not reference the Securities Act, nor does it limit the provision to proceedings under Delaware statutory or common law. Please revise the forum selection provision for consistency with disclosure in the prospectus.

Response: In response to the Staff’s comment, the Company has filed as Exhibit 3.3 to the Registration Statement a revised form of restated certificate of incorporation (the “Revised Certificate”) that the Company intends to adopt in connection with the offering. Article TWELFTH of the Restated Certificate has been revised to provide that the forum selection provisions contained therein will not apply to suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, the Company has revised its disclosure on pages 64 and 192 of the Registration Statement to eliminate the prior references to Delaware statutory or common law. The Company advises the Staff that such references were intended solely to describe the nature of the proceedings listed immediately following such references, and were not intended to suggest a separate limitation on the forum selection clauses.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	Rahul Ballal, IMARA Inc.

Michael P. Gray, IMARA Inc.